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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC

SEC FILE NUMBER
8-66968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.E. Private Client Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 North Main Street
(No. and Street)

Providence	RI	02904
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sergio DeCurtis (401) 274-5001 X330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Boulevard, Suite 400,	Warwick	RI	02888
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sergio DeCurtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.E. Private Client Advisors, Ltd., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public MCE: 12/27/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the * Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***Exempt under Rule 15c-3-3(k)1**

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2011

Table of Contents

	Page
Independent Auditors' Report	1
Balance Sheet	2
Statement of Income	3
Statement of Changes in Retained Earnings	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	10
Additional Information	11
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	13
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	15

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

Independent Auditors' Report

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

We have audited the accompanying balance sheet of N.E. Private Client Advisors, Ltd. (the Company), an S corporation, as of December 31, 2011 and the related statements of income, changes in retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 17, 2012

N.E. Private Client Advisors, Ltd.
Balance Sheet
December 31, 2011

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash and cash equivalents (Note 2)	$698,149	$	$698,149
12b-1 fees receivable		33,620	33,620
Commissions receivable	6,225		6,225
Total current assets	704,374	33,620	737,994
Total assets	$704,374	$33,620	$737,994

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses (Note 4)	$ 5,267	$	$ 5,267
Stockholder's equity:			
Common stock, 1¢ par value, 8,000 shares authorized, 100 shares issued and outstanding	1		1
Additional paid-in-capital	99,999		99,999
Retained earnings	599,107	33,620	632,727
Total stockholder's equity	699,107	33,620	732,727
Total liabilities and stockholder's equity	$704,374	$33,620	$737,994

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Changes in Retained Earnings
For the Year Ended December 31, 2011

Retained earnings, beginning of the year	$619,680
Net income	263,047
Less: stockholder distributions	250,000
Retained earnings, end of the year	$632,727

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities:	
Net income	$263,047
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash from changes in assets and liabilities:	
12b-1 fees receivable	(737)
Commissions receivable	266
Federal tax withheld	10
Prepaid expense	100
Accrued expenses	(1,234)
Total adjustments	(1,595)
Net cash provided by operating activities	261,452
Net cash used in financing activities:	
Stockholder distributions	(250,000)
Increase in cash and cash equivalents	11,452
Cash and cash equivalents, beginning of the year	686,697
Cash and cash equivalents, end of the year	$698,149

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Notes to Financial Statements

1. Business Activity

Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of N.E. Private Client Advisors, Ltd. is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Cash and Cash Equivalents

The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was 0% at December 31, 2011.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2011. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2011. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Revenue Recognition

Commission income from securities transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

Income Taxes

Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal and state corporate income taxes. Instead, each shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends (Code Sec. 1366).

See independent auditors' report.

2. Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2011, the Company had a net capital of $699,107, which was $694,107 in excess of its required net capital of $5,000. At December 31, 2011, the Company's percentage of aggregate indebtedness to net capital was 0.75%.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(1).

4. Related Party Transaction

The Company rents its shared office space from an affiliate on a month-to-month basis and shares other expenses. During 2011, the Company incurred shared expenses of $24,000 in rent, $2,400 in telephone expense, and $1,200 in office expenses. During 2011, the Company paid the affiliate $27,600 for these shared expenses.

5. Pension Plan

Effective January 1, 2008, the Company instituted a 401(k) Profit Sharing Safe Harbor Pension Plan. The Company contributes 3% of gross wages for all eligible participants. Under this plan employees may also elect wage deferrals. Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate. For 2011, the Company made a contribution of $38,011.

Effective January 1, 2011, the Company amended its qualified retirement plan by adopting a cash balance contribution plan, in addition to the existing 401(k) profit sharing plan. On December 30, 2011, the Company contributed $98,184 to fully fund this plan.

5. Pension Plan (continued)

The following sets forth the plan's funded status at December 31, 2011:

	Initial Year 2011
Participants:	
Active	4
Terminated vested	0
Retired	0
Total	4
Funding target attainment percent	100%
Target normal cost	$66,475
Minimum required contribution	$66,475
Maximum tax-deductible contribution	$98,184
Employer contribution	$98,184
Plan participants' contributions	$ 0

Eligibility requirements:

Service – one year
Age – 21
Vesting – 100% after 3 years

6. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2011. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

Effective as of January 1, 2009, the Company has adopted FASB ASC 740 (formerly FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*). The interpretation requires the Company to internally monitor its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow through to its shareholder. The 2008, 2009, 2010 and 2011 tax returns remain subject to examination by major tax jurisdictions. There has been no effect on retained earnings as a result of the adoption of this interpretation.

8. Subsequent Events

The Company has evaluated subsequent events through February 17, 2012, which is the date the financial statements were available to be issued.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

We have audited the accompanying financial statements of N.E. Private Client Advisors, Ltd. as of and for the year ended December 31, 2011, and have issued our report thereon dated February 17, 2012. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying (additional information) computations of net capital, basic net capital requirement and aggregate indebtedness of N.E. Private Client Advisors, Ltd. as of December 31, 2011 included in the accompanying prescribed form is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 17, 2012

PART IIA

BROKER OR DEALER

N.E. Private Client Advisors, Ltd.

as of 12/31/2011

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	732,727	3480
Deduct ownership equity not allowable for Net Capital				( )	3490
Total ownership equity qualified for Net Capital				732,727	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
Total capital and allowable subordinated liabilities			$	732,727	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 33,620	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610		(33,620)	3620
7. Other additions and/or allowable credits (List)					3630
Net Capital before haircuts on securities positions			$	699,107	3640
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	699,107	3750

OMIT PENNIES

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2011. The differences are immaterial.

PART IIA

BROKER OR DEALER		
N.E. Private Client Advisors, Ltd.	as of	12/31/2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

art A

11. Minimum net capital required (6-2/3% of line 19)	$	351	3756
2. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
4. Excess net capital (line 10 less 13)	$	694,107	3770
5. Net capital less greater of 10% of line 19 or 120% of line 12	$	693,107	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

6. Total A.I. liabilities from Statement of Financial Condition				$	5,267	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
9. Total aggregate indebtedness				$	5,267	3840
0. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.75	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	---	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
4. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2011. The differences are immaterial.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

MV

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

In planning and performing our audit of the financial statements of N.E. Private Client Advisors, Ltd. (the Company) as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.

MUTO, VOLLUCCI & CO., LTD.

February 17, 2012

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed in the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by N.E. Private Client Advisors, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating N.E. Private Client Advisors, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). N.E. Private Client Advisors, Ltd.'s management is responsible for the N.E. Private Client Advisors, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as evidenced by the bank statement cleared check copy noting no differences;
2. Compared the amounts reported on the Forms X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 17, 2012